Update on Indigenisation at the Blanket Mine in Zimbabwe.

Toronto, Ontario – August 23, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) provides below the text of a joint statement issued this morning in Harare, Zimbabwe.

“Joint statement issued by the Ministry of Youth Development, Indigenisation and Empowerment and Caledonia Mining Corporation on behalf of Blanket Mine regarding the Blanket Mine Indigenisation Implementation Plan.

The parties met on 22 August 2011 and agreed on a process that will result in the production of a revised Indigenisation Implementation Plan for Blanket Mine that is compliant with the Indigenisation and Economic Empowerment Act.  The plan will take into account the independently verified intrinsic value of the mineral resources, plant and equipment at the mine.

As a result the Hon Minister Saviour Kasukuwere has agreed to suspend the cancellation of Blanket Mine/s operating licence pending the submission of a compliant Indigenisation Implementation Plan.”

For more information, please contact:

Caledonia Mining	Buck Bias
Mark Learmonth	Alex Buck
Tel: + 27 11 447 2499	Tel + 44 7932 740 452
marklearmonth@caledoniamining.com

Collins Stewart Europe Limited	Renmark Financial Communications Inc
John Prior/Sebastian Jones Tel: + 44 20 7523 8350	John Boidman: jboidman@renmarkfinancial.com
Dustin Buenaventura: dbuenaventura@renmarkfinancial.com
Tel: +1 514 939 3989 or +1 416 644 2020
www.renmarkfinancial.com